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                [LETTERHEAD OF GUNDERSON DETTMER APPEARS HERE]



                              September 12, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     RE:  SUPPLIERMARKET.COM, INC. (THE "COMPANY") REQUEST FOR
          WITHDRAWAL OF THE COMPANY'S REGISTRATION STATEMENT ON
          FORM S-1 (FILE NO. 333-31458)

Ladies and Gentlemen:

     Attached is the Company's request for withdrawal of its Registration Statement on Form S-1 (File No. 333-31458) pursuant to Rule 477 of the Securities Act of 1933.

     I would appreciate receiving notice of the Securities and Exchange Commission's grant of such withdrawal. Any questions or comments should be directed to me at (650) 463-5229.

     Thanking you in advance.

                              Sincerely,

                              Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

                              /s/ Theodore G. Wang

                              Theodore G. Wang

cc:  Brooks Stough, Esq.
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                           SUPPLIERMARKET.COM, INC.
                                 TEN MALL ROAD
                             BURLINGTON, MA  01803


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:  SupplierMarket.com, Inc.
     Registration Statement on Form S-1 (333-31458)

Ladies and Gentlemen:

     In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, SupplierMarket.com, Inc. (the "Applicant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (Registration No. 333-31458), together with all exhibits and amendments thereto (the "Registration Statement"). The Applicant is requesting such withdrawal because it has been acquired by Ariba, Inc. and no longer anticipates a public offering of its common stock. No shares of the Registrant's common stock have been issued or sold under the Registration Statement.

     If you have any questions with respect to this request, please call the undersigned at (650) 930-6751.

                         Very truly yours,

                         SUPPLIERMARKET.COM, INC.



                         By: /s/ Craig Schmitz
                             -----------------
                         Name:  Craig Schmitz
                         Title: Secretary